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                             December 29, 2020

       Ronald F. Clarke
       Chief Executive Officer
       Fleetcor Technologies, Inc.
       3280 Peachtree Road, Suite 2400
       Atlanta, GA 30305

                                                        Re: Fleetcor
Technologies, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2019
                                                            Filed March 2, 2020
                                                            File No. 001-35004

       Dear Mr. Clarke:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2019

       Part III. Item 11. Executive Compensation (incorporated by reference from Definitive Proxy
       Statement filed April 28, 2020), page 46

   1. We note that you use Adjusted EPS, Relative TSR, and Relative Stock Price Growth as
                                                        performance metrics for
compensation. In future filings, to the extent you continue to use performance metrics
that are impacted by your stock repurchases, please discuss if and how the stock
repurchases affected the manner in which you set the relevant targets and determined whether such
targets were met.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Ronald F. Clarke
Fleetcor Technologies, Inc.
December 29, 2020
Page 2

        Please contact Cara Wirth at (202) 551-7127 or Lilyanna Peyser at (202) 551-3222 with any other questions.



                                                          Sincerely,
FirstName LastNameRonald F. Clarke
                                                          Division of
Corporation Finance
Comapany NameFleetcor Technologies, Inc.
                                                          Office of Trade &
Services
December 29, 2020 Page 2
cc:       Joel May
FirstName LastName